UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-40948

GLOBAL TECHNOLOGY ACQUISITION CORP. I

(Exact name of registrant as specified in its charter)

195 US Hwy 50, Suite 309

Zephyr Cove, Nevada 89488

Telephone: (775) 339-1671

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Class A ordinary share, and one-half of one redeemable Warrant

Class A ordinary share, par value $0.0001 per share

Warrants, each whole warrant exercisable for one share of Class A ordinary share at an exercise price of $11.50

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Global Technology Acquisition Corp. I has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: October 28, 2024

GLOBAL TECHNOLOGY ACQUISITION CORP. I

By:	/s/ Thomas Hennessy
Name:	Thomas Hennessy
Title:	Chief Executive Officer